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                                                                    Exhibit 12
                    PACIFIC TELESIS GROUP AND SUBSIDIARIES          ----------
                      RATIO OF EARNINGS TO FIXED CHARGES


(Dollars in millions)            1995      1994     1993    1992*    1991*
                               -------  -------  -------  -------  -------
1. Earnings
   --------
   Adjusted income from
     continuing operations
     before income taxes        $1,611   $1,793     $201   $1,782   $1,514
   Interest expense                442      455      509      506      588
   Interest in operating
     rental expense (a)             31       43       40       44       36
                               -------  -------  -------  -------  -------
   Total earnings -
     continuing operations      $2,084   $2,291     $750   $2,332   $2,138
                               -------  -------  -------  -------  -------
2. Fixed Charges
   -------------
   Interest expense (b)            442      455     $509   $  510   $  590
   Interest in operating
     rental expense (a)             31       43       40       44       36
                               -------  -------  -------  -------  -------
   Total fixed charges -
     continuing operations      $  473   $  498     $549   $  554   $  626
                               -------  -------  -------  -------  -------

   RATIO OF EARNINGS TO FIXED
     CHARGES (1 divided by 2)     4.41     4.60     1.37**   4.21     3.42**
                               =======  =======  =======  =======  =======

   (a)  Computed as 1/3 of operating rental expense.

   (b)  Includes capitalized interest.

    * Restated to reflect the spin-off of the Corporation's wireless operations which are excluded from amounts for the "continuing operations" of Pacific Telesis Group.

   ** Results for 1993 and 1991 reflect restructuring charges which reduced income from continuing operations before income taxes by $1,431 and $203 million for each respective year.